Exhibit 99.1

BAYTEX TO APPOINT ERIC GREAGER AS PRESIDENT AND CEO

CALGARY, ALBERTA (October 11, 2022) – Baytex Energy Corp. (TSX: BTE) today announced that Eric Greager is to be appointed President and Chief Executive Officer and a member of the Board of Directors. Mr. Greager is expected to start the role on November 4, 2022. He will replace Ed LaFehr who announced his intention to retire earlier this year. Mr. LaFehr will remain in an advisory capacity until January 2023.

“On behalf of the Board, I am pleased to welcome Eric to the Baytex team. He brings a strong track record of operational and financial success, and is an excellent leader recognized for building engaged and empowered organizations,” said Mark Bly, Baytex Board Chair. “We also want to thank Ed for his skill, commitment and leadership in improving both the balance sheet and the asset portfolio of the company to lay a solid foundation for the future. We wish him well in his retirement.”

Mr. Greager is an accomplished energy executive with 30 years of operational and management experience. He is the former President, Chief Executive Officer and Director of NYSE listed Civitas Resources, Inc. (formerly Bonanza Creek Energy, Inc.), a position he held from 2018 to 2022. During his time at Bonanza Creek / Civitas, production per share more than doubled while maintaining very low financial leverage, and the company introduced a significant and increasing quarterly dividend, further delivering value to shareholders. Prior to joining Bonanza Creek / Civitas, Mr. Greager was a Vice President and General Manager at Encana Oil & Gas where he was accountable for a multi-basin portfolio producing approximately 125,000 boe/d. He joined Encana in 2006 and served in various management and executive positions. Prior to Encana, Mr. Greager spent two years at Dominion Resources and over eleven years at Helmerich & Payne, Inc.

“I am pleased to be joining Baytex with its talented people and high-quality assets. I look forward to working with the team to continue developing the portfolio and generating meaningful free cash flow. With a strong and improving balance sheet, I am excited to continue the company’s focus on long-term value creation and increasing direct shareholder returns,” said Greager.

Mr. Greager holds a Master’s degree in Economics from the University of Oklahoma, a B.S. in Engineering from the Colorado School of Mines and is a licensed professional engineer. He has previously served as a board member at Western Energy Alliance, Colorado Oil and Gas Association, Hunter Ridge Energy Services and the Texas Parks and Wildlife Foundation.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex’s shareholders and potential investors with information regarding Baytex, including management’s assessment of Baytex’s future plans and operations, certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement. Specifically, this press release contains forward-looking statements relating to but not limited to: Mr. Greager’s expected start date, the date on which Mr. LaFehr will resign from his current position and the date to which Mr. LaFehr will serve as an advisor.

The forward-looking statements contained in this news release reflect several material factors, expectations and assumptions which Baytex believes are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Developing forward-looking statements involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Baytex and others that apply to the industry generally. The assumptions on which the forward-looking statements are based and the risk factors and uncertainties that could cause our actual results to differ materially are discussed under “Forward-Looking Statements” in the Management’s Discussion and Analysis contained in our most Interim Report and for a full discussion of our material risk factors, see “Risk Factors” in our Annual Information Form or Form 40-F for our most recently completed financial year, both are available at www.baytexenergy.com. Readers should also refer to the risk factors described in other documents we file from time to time with securities regulatory authorities, which are available at www.sedar.com, www.sec.gov and www.baytexenergy.com.

The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.

Baytex Energy Corp. is an energy company based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex’s common shares trade on the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com